Richmont Mines Inc. 1 Place-Ville-Marie Suite 2130, Montreal QC H3B 2C6, CANADA Tel.: (514) 397-1410 Fax: (514) 397-8620 www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES ISSUES AN UPDATE ON ITS PROJECTS

MONTREAL, October 4, 2005 - Richmont Mines hereby issues an update on the work in progress at the Beaufor Mine, the East Amphi property and the Island Gold project.

BEAUFOR MINE, Val-d'Or, Quebec, Canada

After the planned halt in production that occurred during the third quarter, production work at the Beaufor Mine was resumed at the beginning of September, as planned.

In the coming weeks, the Company shall embark upon the development of a ramp to a vertical depth of 30 metres starting from Level 20, which is the last accessible level for the shaft at 610 metres below the surface. This work will open the way to extending Zone C, where gold reserves of 50,000 tonnes at an average grade of 9.4 g/t have already been identified. Richmont Mines plans to commence the extraction of these reserves starting in mid-year 2006. The potential of Zone B, which is located to the south, will be verified by drilling as well as the one of Zone C, which is open at depth.

EAST AMPHI, Malartic, Quebec, Canada

During the third quarter of 2005, the Company continued work on the development and launching of the East Amphi property. In all, 611 metres were driven to finish the ventilation drift and to continue the expansion of drifts and crosscuts. The drilling for the purposes of exploration and definition that was done at Zones A and B has now been completed. During the quarter, 2 375 metres were drilled from the surface and 7 110 metres underground, for a total of 18 050 metres in 2005. Analyses of the results of drilling will allow for confirmation of the extent of the mineralized zones and the mining plan for Zone B and will be the basis of the drafting of a plan for Zones A.

During the quarter, a batch of 6,500 tonnes of development ore was processed at the Camflo mill and results corresponded with estimates. The grade of this development ore was 3.42 g/t, the rate of gold recovery at the mill was 97.2% and 1,091 tonnes per day were processed on average.

Infrastructures were built on the surface and are now practically finished. The cimented rock fill plant, an important factor for bringing the mine into production, will be finished in mid-October. Afterwards, three stopes will be mined and will produce approximately 20,000 tonnes of ore for bulk sampling, which will be processed at the Camflo mill during the fourth quarter of 2005. The information obtained in the course of this work will be combined with the calculations of reserves and resources (Technical Report 43-101), which should be completed towards the end of the fourth quarter. A decision on putting the East Amphi property into production will be made at that time.

ISLAND GOLD, Dubreuilville, Ontario, Canada

Since the beginning of the year, the Company has invested more than $5 million and has acquired a 25% interest in the Island Gold project from Patricia Mining Corp. By the end of the year, Richmont Mines expects to have invested more than $10 million and to have acquired a 55% interest in this project.

During the third quarter of 2005, Richmont Mines continued the development of the Island Gold project. The ramp was extended 264 metres and now reaches a vertical depth of 235 metres. In addition, 137 metres were excavated to complete the crosscut and the ventilation raise and 47 metres for installation services.

Furthermore, 187 metres were excavated in Zones C, D and E North at Level 190 of the Island zone. This work confirmed the results of the calculations of resources in this zone that were carried out in November 2004. The assessment of the mineralized zones, which is based on a minimum breadth of 1.5 metres, is shown in the following table.

ASSESSMENT OF THE MINERALIZED ZONES
Zone	Breadth	Length	Grade*
Zone C	1.60 m	75 m	11.8 g/t Au
Zone D	1.56 m	84 m	11.9 g/t Au
Zone E North	1.50 m	50 m	11.0 g/t Au

* High Grade Assays Cut to 75 g/t Au

An underground drilling program of approximately 10,000 metres began in September 2005 and will continue in 2006 in order to increase resources and convert part of them into reserves. By the end of the year, a total of almost 6,000 metres of drilling will have been completed.

Richmont Mines is currently examining the mining techniques that are the most appropriate for the Island Zone and is drafting a development plan in which it aims to gain access to four different levels for the beginning of production, which is expected to occur in mid-year 2006. From this point of view, an assessment of the time frame and costs related to starting up the mill at a capacity of 650 tonnes per day is in progress and should be finished towards the end of October. At this time, no major problems at the mill have been identified.

Richmont Mines is well positioned to increase its production during the coming years and is actively pursuing the exploitation of its mining assets as well as conducting research into new gold-producing projects. The Company is in a strong financial situation. It has no long-term debt and has no hedging contracts on gold or on currency.

National Instrument 43-101

The underground exploration programme is supervised by Jules Riopel, M. Sc., MBA, who works for Richmont Mines and who is a qualified person as defined by National Instrument 43-101. The grade of the mineralized zone has been assessed from samples taken from stope faces. The analyses of the samples were performed at the laboratory of River Gold Mines in Wawa, Ontario.

Forward-looking statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from those described in the forward-looking statements include fluctuations in the market price of gold, the value of the Canadian dollar relative to the US dollar, the grade of ore extracted, and unforeseen difficulties in the Company's mining activities that may influence revenues and costs of production. Other factors, such as uncertainties in the area of government regulations, could also affect the results. If necessary, other risks will be described in the annual and interim reports of Richmont Mines Inc.

For more information, please contact:

Julie Normandeau	Telephone:	(514) 397-1410
Investor Relations	Fax:	(514) 397-8620

Trading symbol: RIC	Listings:	Toronto - Amex

Web site: www.richmont-mines.com